Exhibit 23.04
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement 333-142044 on Form S-3 of our reports dated February 20, 2008, relating to the financial statements and financial statement schedules of The Hartford Financial Services Group, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting and reporting for defined benefit pension and other postretirement plans in 2006), and the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of The Hartford Financial Services Group, Inc. for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.
/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Hartford, Connecticut
June 3, 2008